Deerfield Capital Corp.
6250 N. River Road, 9th Floor
Rosemont, Illinois 60018
March 19, 2008
Via EDGAR
Ms. Karen J. Garnett
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Deerfield Capital Corp. Request for Withdrawal of Registration Statement on Form S-3 File Number 333-145250 Filed on August 8, 2007
Dear Ms. Garnett:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Deerfield Capital Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-3 ASR (File Number 333-145250), together with all exhibits thereto, which the Registrant filed with the Commission on August 8, 2007 (the “Registration Statement”).
The Registrant is seeking the withdrawal of the Registration Statement because the merger transaction described in the Registration Statement did not close on the terms described therein. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.
Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (773) 380-1600, and to the attention of the Registrant’s counsel, Ronald J. Lieberman of Hunton & Williams LLP, at (404) 888-4190.
Please direct any questions regarding this request to Ronald J. Lieberman of Hunton & Williams LLP at (404) 888-4139.
Very truly yours,
DEERFIELD CAPITAL CORP.

By:	/s/ Frederick L. White
Name:	Frederick L. White
Title:	Senior Vice President, General Counsel and Secretary